February 11, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC 20549-0404

Attention:	Pamela Ann Long
Assistant Director

Re:	Metalico, Inc.
Request for Acceleration of Effective Date of
Form 10 (SEC File No. 000-50999)

Dear Ms. Long:

     Metalico, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Form 10 (the “filing”) so that it will become effective at 11:30 p.m., Washington D.C. time, on February 14, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

•     the action of the U.S. Securities and Exchange Commission (the “Commission”) or the staff thereof, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/  Carlos E. Agüero
Carlos E. Agüero
President and Chief Executive Officer